

Mail Stop 3561

August 1, 2016

Deepak Sharma
Chief Executive Officer
TripBorn, Inc.
812, Venus Atlantis Corporate Park
Near Prahalad Nagar Garden, Satellite
Ahmedabad 380 015

     Re: **TripBorn, Inc.**
             Amendment No. 1 to Registration Statement on Form S-1
             Filed July 19, 2016
             File No. 333-210821

Dear Mr. Sharma:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 13, 2016 letter.

Risk Factors, page 9

Risks Related to Our Common Stock, page 15

We will require additional financing, page 16

1. We note your response to our prior comment 11 and reissue in part. Please expand the risk factor to disclose the amount of principal and accrued interest you will have to repay pursuant to the terms of the outstanding convertible notes if you do not have an underwritten public offering of your common stock in connection with a listing on a national securities exchange prior to the maturity dates of the convertible notes.

Business, page 30

Distribution, page 33

2. Please disclose the one-time enrollment fee you charge to your travel agent customers.

Security Ownership of Certain Beneficial Owners and Management, page 39

3. Please name all of your directors and named executive officers in the table on page 39.

Note 7: Intangible Assets, page F-9

4. We note your responses to prior comments 22 and 23. As the license was in substance controlled by the same owner before and after the agreement was entered into, it appears that the license should be recorded at its historical cost to the seller (in accordance with ASC 350). Please advise or revise accordingly.

You may contact Theresa Brillant at (202) 551-3307 or Andrew Mew at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure

cc: Alexander R. McClean, Esq.
       Harter Secrest & Emery LLP